EXHIBIT 99.1

mCloud Announces Receipt of Nasdaq Notification Letter Regarding Minimum Bid Price Deficiency

SAN FRANCISCO, March 29, 2023 /CNW/ - mCloud Technologies Corp. (Nasdaq: MCLD) (TSXV: MCLD), ("mCloud" or the "Company") a provider of cloud technology solutions optimizing the performance, reliability, and sustainability of energy-intensive assets today announced it had received a notice dated March 23, 2023 (the "Notice"), from The Nasdaq Stock Market LLC ("Nasdaq") stating the Company was not in compliance with Nasdaq Listing Rule 5550(a)(2) because the closing bid price for the Company's listed securities was below $1.00 per share for the last 30 consecutive business days.

In accordance with Nasdaq listing rule 5810(c)(3)(A), the Company has 180 calendar days, or until September 19, 2023, to regain compliance. The Notice states that to regain compliance, the bid price for the Company's common stock must close at $1.00 per share or more (the "Minimum Bid Price") for a minimum of ten (10) consecutive business days during the compliance period ending September 19, 2023.

In the event the Company does not regain compliance during the compliance period, the Company may be eligible for additional time. To qualify for this additional time, the Company will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market, with the exception of the bid price requirement, and will need to provide written notice of its intention to cure the deficiency during the second compliance period, by effecting a reverse stock split, if necessary. If the Company meets these requirements, Nasdaq will inform the Company it has been granted an additional 180 calendar days to regain compliance with Nasdaq's current listing requirements. However, if it appears to Nasdaq that the Company will not be able to cure this deficiency, Nasdaq will provide notice that the Company's securities will be subject to delisting.

The Notice has no immediate effect on the listing of the Company's common stock or warrants, and the Company's common stock and warrants continue to trade on The Nasdaq Capital Market under the symbols "MCLD" and "MCLDW", respectively. However, there can be no assurance that the Company will be able to regain compliance with the Minimum Bid Price or maintain compliance with other Nasdaq listing standards.

About mCloud Technologies Corp.

mCloud is unlocking the untapped potential of energy-intensive assets with cloud-based solutions that curb energy waste, maximize energy production, eliminate harmful emissions, and get the most out of critical energy infrastructure. Through mCloud's portfolio of AssetCare® solutions, mCloud enables asset owners and operators in energy- and asset-intensive industries such as oil and gas, wind, and commercial facilities to use cloud-based digital twins, AI, and analytics to optimize asset performance, reliability, and sustainability. mCloud has a worldwide presence with offices in North America, Europe, the Middle East, and Asia-Pacific. mCloud's common shares trade in the United States on Nasdaq and in Canada on the TSX Venture Exchange under the symbol MCLD. Visit mcloudcorp.com to learn more.

Forward-Looking Information and Statements
This press release contains certain "forward-looking information" within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute "forward-looking statements" within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only the Company's beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company's control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or may contain statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "will continue", "will occur" or "will be achieved". The forward-looking information contained herein includes information related to the Company's eligibility for additional time to regain compliance with Nasdaq listing standards.

By identifying such information and statements in this manner, the Company is alerting the reader that such information and statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such information and statements.

A more complete discussion of the risks and uncertainties facing the Company appears in the Company's Annual Information Form and other continuous disclosure filings, which are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information and forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.

In connection with the forward-looking information and forward-looking statements contained in this press release, the Company has made certain assumptions. Although the Company believes that the assumptions and factors used in preparing, and the expectations contained in, the forward-looking information and statements are reasonable, undue reliance should not be placed on such information and statements, and no assurance or guarantee can be given that such forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information and statements. The forward-looking information and forward-looking statements contained in this press release are made as of the date of this press release, and the Company does not undertake to update any forward-looking information and/or forward-looking statements that are contained or referenced herein, except in accordance with applicable securities laws. All subsequent written and oral forward-looking information and statements attributable to the Company or persons acting on its behalf is expressly qualified in its entirety by this notice.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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SOURCE mCloud Technologies Corp.

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%CIK: 0001756499

For further information: Wayne Andrews, RCA Financial Partners Inc., T: 727-268-0113, ir@mcloudcorp.com; Barry Po, Chief Marketing Officer, mCloud Technologies Corp., T: 866-420-1781

CO: mCloud Technologies Corp.

CNW 17:00e 29-MAR-23